OMB APPROVAL
OMB Number: 3235-0145 Expires: August 31, 1991 Estimated average burden hours per response 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 16)*

GLACIER WATER SERVICES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

376395109

(CUSIP Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

5/15/2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 376395109	SCHEDULE 13D	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON CAPITAL ADVISORS, L.P. – 95-4486379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,028,943

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,028,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,028,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.7%

14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109	SCHEDULE 13D	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD A. KAYNE – ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A U.S. CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 689,741

	8	SHARED VOTING POWER 1,028,943

	9	SOLE DISPOSITIVE POWER 689,741

	10	SHARED DISPOSITIVE POWER 1,028,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,718,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 57.9%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109	SCHEDULE 13D	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARBCO Associates, L.P. – 95-3214739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 396,488

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 396,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 396,488

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109	SCHEDULE 13D	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. – 95-4198602

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 223,370

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 223,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 223,370

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109	SCHEDULE 13D	PAGE 6 OF 10 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P. – 95-4111006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 284,675

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 284,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 284,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

United States
Securities and Exchange Commission

Schedule 13D
Amendment No. 16

*********************

Item 1. Security and Issuer

     Common Stock, with $0.01 Par Value.

Glacier Water Services, Inc. 2651 La Mirada Drive, Suite 100 Vista, California 92083

Item 2. Identity and Background

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P., a California limited partnership (KACA), is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to various investment funds, including the following holders of the issuer’s Common Stock: ARBCO Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P., each of which is a California limited partnership. KACA also serves as investment adviser to other clients, some of which hold the issuer’s Common Stock. Kayne Anderson Investment Management, Inc., a Nevada corporation (KAIM), serves as general partner of KACA. KAIM is wholly owned by KA Holdings, Inc., a California corporation (KA Holdings). The principal business address of KACA, the investment limited partnerships, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

During the past five years, none of KACA, the four investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is the controlling shareholder of KA Holdings and serves as President, Chief Executive Officer and Director of both KA Holdings and KAIM. He also serves as Management Committee Co-Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (KARIM), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KARIM is a registered investment adviser, and KA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

Mr. Kayne is Chairman of Glacier Water Services, Inc.

During the past five years, Mr. Kayne has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c.	The following persons (in addition to Mr. Kayne) are officers and/or directors of KAIM and KA Holdings. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

John E. Anderson.	Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM and KA Holdings.

Howard M. Zelikow.	Vice President and Director of KAIM

Robert V. Sinnott.	Vice President of KAIM and Director of Glacier Water Services, Inc.

Ralph E. Walter.	Chief Operating Officer and Treasurer of KAIM and KA Holdings

David J. Shladovsky.	General Counsel and Secretary of KAIM and KA Holdings

Item 3. Source and Amount of Funds or Other Consideration

Investment partnership and other managed account funds were derived by a combination of cash and security contributions by limited partners or the managed account holder, as applicable.

Item 4. Purpose of Transaction

The shares of the issuer were purchased for investment purposes. Richard A. Kayne and KACA, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

Item 5. Interest in Securities of the Issuer

a. KACA and Richard A. Kayne report beneficial ownership of 1,028,943 and 1,718,684 shares, representing 34.7% and 57.9% of the shares outstanding, respectively.

b. KACA has shared voting and dispositive power (with Richard A. Kayne) over its 1,028,943 shares. Richard A. Kayne has sole voting and dispositive power over 689,741 shares and shared voting and dispositive power (with KACA) over 1,028,943 shares.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACA have shared voting and dispositive power are held by accounts for which KACA serves as investment adviser (and, in most cases, as general partner).

     KACA disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACA in such limited partnerships.

c.	Transactions of the shares were made as follows:

Date	Type	# of shares	Price	Where/how transaction effected

5/15/02	Buy	65,100	$12.42	Over the Counter
5/20/02	Buy	3,850	$12.02	AMEX
5/22/02	Buy	300	$12.05	AMEX
5/23/02	Buy	300	$12.15	AMEX
5/29/02	Buy	300	$12.20	AMEX

d.	Not applicable

e.	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to Be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among Richard A. Kayne and KACA.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2002 Date

/S/ Richard A. Kayne Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

	By:	/S/ David J. Shladovsky

David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne Richard A. Kayne

/S/ David J. Shladovsky Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner